SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

A. REQUIRED INFORMATION

FINANCIAL STATEMENTS

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

EIN 44-0324630 PN 025

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Leggett & Platt, Incorporated

401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Saint Louis, Missouri

June 18, 2004

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value	$22,284,903	$12,880,925
Employer contributions receivable	10,960	24,993

Total assets	22,295,863	12,905,918

NET ASSETS AVAILABLE FOR BENEFITS	$22,295,863	$12,905,918

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,

	2003	2002
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$2,048,942	$(786,963)
Interest and dividends	102,647	71,699

Investment income (loss)	2,151,589	(715,264)

Contributions
Employer	171,430	179,995
Participant	5,695,027	5,257,745
Rollovers	386,966	664,753

Contributions	6,253,423	6,102,493

Total additions	8,405,012	5,387,229

Deductions
Benefit payments	1,995,512	1,803,015
Administrative Fees	55,672	34,452

Total deductions	2,051,184	1,837,467

Net increase	6,353,828	3,549,762

Transfers from merged plans	3,036,117	2,267,173

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	12,905,918	7,088,983

END OF PERIOD	$22,295,863	$12,905,918

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was originally established on September 1, 2000 and restated effective January 1, 2003 to consolidate certain active 401(k) plans of the Company’s subsidiaries and affiliates. The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees of a L&P branch or subsidiary who are classified as full-time and have completed one year of service, part-time employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and as a result meets the above criteria, the employee may participate in the plan the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions

Employer contributions, including matching contributions, are made in accordance with the plan document and are at the discretion of the employer. Participating subsidiaries or affiliates in the plan have the option of not making any contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual IRS contribution limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds as investment options for participants.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. A participant’s Prior Plan Company Matching Contribution Account and Prior Plan Company Profit Sharing Account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, a participant’s Company Matching Contribution Account and Company Discretionary Matching Contribution Account are not vested until three years of service with 1,000 hours have been completed, at which time they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce company matching contributions and/or company discretionary matching contributions, as directed by the Plan Administrative Committee. Forfeitures for the years ended December 31, 2003 and 2002 were $6,404 and $2,443, respectively.

Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon separation of employment, participants with account balances of $5,000 or less will receive a lump sum taxable distribution unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances over $5,000 may elect the following: defer payment until their normal retirement date; directly roll over the balance into an individual retirement account or be paid in a single lump sum. In-service withdrawals are allowed by participants after reaching age 59 1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 1/2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%). The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence.

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan obtained its latest determination letter on March 8, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management has applied for, but has not yet received, an updated determination letter.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2003 and 2002:

	2003		2002
Stable Portfolio Group Trust	$11,502,339	*	$7,853,149	*
Diversified Bond Group Trust	1,516,835	*	861,156	*
Enhanced Stock Market Fund	1,518,227	*	582,961
Fidelity Advisors Equity Growth Fund	1,461,616	*	864,739	*
Dreyfus S&P Midcap Index Fund	1,814,030	*	875,800	*
Evergreen Special Equity Fund	1,189,139	*	196,065
Van Kampen Equity and Income Fund	1,201,519	*	—

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$1,468,242	$(829,742)
Common Trust Funds	580,700	42,779

	$2,048,942	$(786,963)

Interest and dividends received on the Plan’s investments in 2003 and 2002 were $102,647 and $71,699, respectively.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$22,295,863	$12,905,918
Amounts allocated to withdrawing participants	(752)	(527)

Net assets available for benefits per Form 5500	$22,295,111	$12,905,391

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2003
Benefits paid to participants per the financial statements	$1,995,512
Add: Amounts allocated to withdrawing participants at December 31, 2003	752
Less: Amounts allocated to withdrawing participants at December 31, 2002	(527)

Benefits paid to participants per Form 5500	$1,995,737

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2003 and 2002, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $15,726,540 and $10,064,498, respectively. In addition, the Plan held investments in loans to participants at December 31, 2003 and 2002 with a total market value of $545,499 and $321,622, respectively. During the year ended December 31, 2003, the Plan made new loans of $476,989 and received loans from merged plans in the amount of $52,200. The plan received loan principal and interest repayments of $325,920. During the year ended December 31, 2002, the Plan made new loans of $374,437 and received loans from merged plans in the amount of $9,817. The plan received loan principal and interest repayments of $122,762. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Account	Current Value
* Wachovia Bank, N.A.	Stable Portfolio Group Trust	$11,502,339
* Wachovia Bank, N.A.	Diversified Bond Group Trust	1,516,835
* Wachovia Bank, N.A.	Enhanced Stock Market Fund	1,518,227
* Wachovia Bank, N.A.	Evergreen Special Equity Fund	1,189,139
Federated	Federated Stock Fund	737,478
Fidelity	Fidelity Advisors Equity Growth Fund	1,461,616
Columbia	Columbia Small Cap Fund	124,998
Dreyfus	Dreyfus S&P Midcap Index Fund	1,814,030
Putnam	Putnam International Growth Fund	673,223
Van Kampen	Van Kampen Equity and Income Fund	1,201,519
* Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1%	545,499

		$22,284,903

*	Investments in securities of parties-in-interest to the Plan.

B.	Exhibit List.

Exhibit 23    Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN

Date: June 22, 2004	By:	/s/ John A. Hale
John A. Hale
Vice President and
Chair of Plan Administrative Committee

Date: June 22, 2004	By:	/s/ Ernest C. Jett
Ernest C. Jett
Vice President- General Counsel and
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP